Levels Health Inc.
(a Delaware Corporation)

Audited Consolidated Financial Statements
As of the year ended December 31, 2023 and
December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Levels Health Inc.

Table of Contents





Alice CPA

Independent Auditor's Report

March 12, 2024
To: Board of Directors of Levels Health Inc.
Re: 2023-2022 Consolidated Financial Statement Audit – Levels Health Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Levels Health Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Levels Health Inc. as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of Levels Health Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Levels Health Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Levels Health Inc.'s internal control. Accordingly, no such opinion is expressed.







- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Levels Health Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 12, 2024



LEVELS HEALTH INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2023 and December 31, 2022
(Audited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 15,777,841	$ 27,603,271
Accounts Receivable	5,811	7,960
Inventory	175,083	411,398
Prepaids	327,346	300,064
Other Current Assets	57,739	233,605
Total Current Assets	16,343,820	28,556,298
Property and Equipment		
Fixed Assets, net	531,295	248,739
Net Property and Equipment	531,295	248,739
Other Assets		
Right of Use Asset	80,096	193,420
Total Other Assets	80,096	193,420
Total Assets	$ 16,955,211	$ 28,998,457
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable & Accrued Expenses	$ 1,334,810	$ 1,446,289
Line of Credit	-	958,616
Deferred Revenue	2,520,770	2,007,242
Right of Use Liability - Current	82,905	115,320
Other Current Liabilities	148,579	97,002
Total Current Liabilities	4,087,064	4,624,469
Long-Term Liabilities		
Right of Use Liability - long-term	-	81,367
Total Long-Term Liabilities	-	81,367
Total Liabilities	4,087,064	4,705,836
Stockholders' Equity		
Common Stock, $0.00001 par value; 31,118,529 authorized; As of December 31, 2023 and 2022 11,127,631 and 11,800,265 issued and outstanding, respectively	123	123
Stock Receivable	(11)	(11)
Additional Paid in Capital - Common Stock	767,938	750,217
Preferred Stock $0.00001 par value; 13,210,487 authorized; As of December 31, 2023 and 2022 12,787,083 issued and outstanding	168	168
Additional Paid in Capital - Preferred Stock	46,190,501	46,190,501
Warrants	8,072	8,072
Stock Based Compensation	924,521	171,923
Treasury Stock	(53,619)	(10,600)
Retained Earnings	(34,969,257)	(22,823,276)
Cumulative Translation Adjustment	(289)	5,504
Total Stockholders' Equity	12,868,147	24,292,621
Total Liabilities and Stockholders' Equity	$ 16,955,211	$ 28,998,457

The accompanying footnotes are an integral part of the financial statements

LEVELS HEALTH INC.
CONSOLIDATED INCOME STATEMENT
For the Years Ended December 31, 2023 and December 31, 2022
(Audited)

	2023	2022
Revenues	$ 21,270,015	$ 13,525,976
Cost of revenues	16,197,313	10,749,449
Net Profit	5,072,702	2,776,527
Operating Expenses		
General and administrative	726,666	582,472
Payroll	9,523,076	8,702,867
Contractors	2,195,702	1,821,362
Rent	129,287	67,926
Professional Services	331,552	1,106,240
Software Services	626,902	716,867
Research And Development	548,362	232,076
Advertising and Marketing	2,566,618	1,943,412
Depreciation and Amortization	88,619	19,624
Total Operating Expenses	16,736,784	15,192,846
Operating Loss	(11,664,082)	(12,416,319)
Other Income (expense)		
Other income/(expense)	43,636	(67,599)
Share Based Compensation	(752,598)	(171,335)
Interest Expense	(115,417)	(140,504)
Interest Earned	345,253	-
Foreign Transaction Gain/Loss	(2,772)	414
Total Other Income (expense)	(481,898)	(379,024)
Net Income (Loss)	$ (12,145,980)	$ (12,795,343)

The accompanying footnotes are an integral part of the financial statements

LEVELS HEALTH INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and December 31, 2022
(Audited)

| | Common Stock | | Additional Paid in Capital - Common Stock | Stock Receivable | Preferred Stock | | Additional Paid in Capital - Preferred Stock | Simple Agreements for Future Equity | SAFEs Receivable | Warrants | Share-Based Compensation | Treasury Stock | Retained Earnings | Cumulative Translation Adjustment | Total Stockholders' Deficit |
	Shares	Value ($0.00001 par)			Shares	Value ($0.00001 par)									
Balance as of December 31, 2021	12,312,747	$ 123	$ 708,963	$ (11)	9,575,253	$ 140	$ 16,925,818	$ 2,077,119	$ (50,000)	$ 8,072	$ 588	$ (600)	$ (10,027,935)	$ -	$ 9,642,277
Issuance of Common Stock	30,540	0	41,254	-	-	-	-	-	-	-	-	-	-	-	41,254
Repurchase of Common Stock	(543,022)	-	-	-	-	-	-	-	-	-	-	(10,000)	-	-	(10,000)
Issuance of Preferred Stock	-	-	-	-	2,740,026	28	29,264,684	(2,077,119)	-	-	-	-	-	-	27,187,592
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	171,335	-	-	-	171,335
Cash received for SAFE	-	-	-	-	-	-	-	-	50,000	-	-	-	-	-	50,000
Foreign Transaction Gain/Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	5,504	5,504
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(12,795,341)	-	(12,795,341)
Balance as of December 31, 2022	11,800,265	123	750,217	(11)	12,315,279	168	46,190,501	-	-	8,072	171,923	(10,600)	(22,823,276)	5,504	24,292,621
Issuance of Common Stock	10,012	0	17,721	-	-	-	-	-	-	-	-	-	-	-	17,721
Repurchase of Common Stock	(682,646)	-	-	-	-	-	-	-	-	-	-	(43,019)	-	-	(43,019)
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	752,598	-	-	-	752,598
Foreign Transaction Gain/Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,793)	(5,793)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(12,145,981)	-	(12,145,981)
Balance as of December 31, 2023	11,127,631	$123	$ 767,938	$ (11)	12,315,279	$ 168	$ 46,190,501	$ -	$ -	$ 8,072	$ 924,521	$ (53,619)	$ (34,969,257)	$ (289)	$ 12,868,147

The accompanying footnotes are an integral part of the financial statements.

LEVELS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and December 31, 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (12,145,981)	$ (12,795,340)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	-	(2,678)
Stock Based Compensation	752,598	171,335
ROU assets and lease liabilities	(455)	3,267
Changes in operating assets and liabilities:	-	-
Accounts Receivable	2,149	(6,167)
Inventory	236,315	(299,887)
Prepaids	(27,283)	(206,267)
Other Current Assets	175,866	(224,526)
Accounts payable	(111,479)	761,120
Deferred Revenue	513,528	790,098
Other Current Liabilities	51,576	80,425
Net cash provided by (used in) operating activities	(10,553,166)	(11,728,620)
Cash Flows from Investing Activities		
Fixed Assets & Intangibles	282,556	208,610
Net cash used in investing activities	282,556	208,610
Cash Flows from Financing Activities		
Line of Credit	(958,616)	(41,384)
Issuance of Common Stock	17,721	41,254
Issuance of Preferred Stock	-	27,237,592
Purchase of Treasury Stock	(43,019)	(10,000)
Net cash used in financing activities	(983,914)	27,227,462
Effect of exchange rates on cash and equivalents	(5,794)	5,502
Net change in cash and cash equivalents	(11,825,430)	15,295,734
Cash and cash equivalents at beginning of period	27,603,271	12,307,537
Cash and cash equivalents at end of period	$ 15,777,841	$ 27,603,271
Supplemental cash flow information:		
Cash paid for interest	115,417	140,504
Cash received for interest	345,253	-

The accompanying footnotes are an integral part of the financial statements

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Levels Health, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 25, 2019. The Company is a direct-to-consumer brand, which offers a general wellness app subscription paired with biometric data from continuous glucose monitors and phlebotomy tests, which can be purchased through the Levels app and are fulfilled by third-party providers. The Company's headquarters are in New York City, New York and began operations in 2019. Included in these combined financial statements are operations of Levels Health, Inc. and its wholly-owned subsidiary (collectively, which may be referred to as the "Company," "we," "us," or "our"), Levels Health UK Limited ("Subsidiary"). Levels Health UK Limited was formed for business operations in the UK on July 14, 2022.

Since Inception, the Company has relied on the issuance of SAFE notes and issuance of stock to fund its operations. During the next twelve months, the Company intends to fund its operations from cash on hand, as well as revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these unforeseen events that may impact the Company's ability to continue to fund its operations

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit-worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and December 31, 2022, the Company had $15,777,841 and $27,603,271 of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of computers and equipment, office furnishings, leasehold improvements, and perpetual software licenses and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 and December 31, 2022.

Other Current Liabilities

Other current liabilities consist of payroll liabilities and sales tax payable.

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2023 and December 31, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023 and December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through a general wellness app subscription along with the sale of continuous glucose monitors and phlebotomy tests, which are fulfilled by third party providers. The Company's payments are collected in advance of performance. The Company has deferred revenue totaling $2,520,770 and $2,007,242 on December 31, 2023 and December 31, 2022, respectively, for orders that have been paid but the performance obligations have not been met. For years ending December 31, 2023 and December 31, 2022, the Company recognized $21,270,015 and $13,525,976, respectively, in net revenue after discounts and refunds.

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Cost of Goods Sold

Cost of goods sold includes direct materials and labor costs to process the continuous glucose monitors and phlebotomy tests. The Company is dependent on third-party providers for all monitors and tests. Additionally, included in the cost of goods sold are specific hosting and web service costs, the reminder of are expensed in operating expenses. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal providers or a significant reduction in product availability from principal providers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $2,566,618 and $1,943,412, for the years ended December 31, 2023 and December 31, 2022, respectively.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.
Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented.

As part of the adoption process the Company made the following elections:
   • The Company elected the hindsight practical expedient, for all leases.
   • The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
   • The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 10 to our financial statements for further disclosures regarding the impact of adopting this standard.

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

On December 31, 2023, and December 31, 2022 inventories were $175,083 and $411,398 respectively. Inventories consist of custom packaging materials.

NOTE 4 – FIXED ASSETS AND INTANGIBLE ASSETS

Fixed assets on December 31, 2023 and December 31, 2022 consists of the following. Depreciation is provided using the straight-line method, based on useful lives of the assets below.

	2023	2022	Useful Lives of Asset Class
Computers and Equipment	444,940	177,113	60 months
Furniture & Fixtures	142,119	93,928	84 months
Perpetual Licenses	18,944	-	36 months
Leasehold Improvements	35,301	-	20 months
Accumulated Depreciation/Amortization	(110,009)	(22,302)	
	$ 531,295	$ 248,739	

Total depreciation and amortization expense for December 31, 2023 and December 31, 2022 was $88,619 and $19,624, respectively.

NOTE 5 – LOANS

On September 3, 2021, the Company received a revolving line of credit with TriplePoint Private Venture Credit Inc. of (1) $11,000,000, allocated between lenders (2) an additional $9,000,000, available upon completion of Part 2 milestone, allocated between lenders. Part 2 milestone means the Company has issued and sold additional shares of their Preferred Stock since the closing date of September 3, 2021 for aggregate gross cash proceeds of at least $25,000,000 (excluding any amounts received upon conversion or cancellation of indebtedness, other than (a) an amount not to exceed $12,500,000 of unsecured convertible debt by the company's lead investor, or (b) an amount not to exceed $12,500,000 of unsecured convertible debt from another investor provided that such debt closed within 6 months of such conversion) on or before December 31, 2022. The line of credit expires on October 31, 2024, unless extended. Borrowings under the line of credit bear interest (6.25% as of December 31, 2021), the bank's prime rate plus 3.0%. All borrowings are collateralized by substantially all assets of the Company.

In 2023 the Company fully paid the outstanding balance. The outstanding balance on the line of credit was $0 and $958,616 as of December 31, 2023 and December 31, 2022, respectively.

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Borrowings under the line of credit are subject to certain financial covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations, and other related items. As of December 31, 2023 and December 31, 2022, the Company is compliant with all covenants.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Common Stock

In June 2022, the Company amended and restated the total number of Common Stock issued from 30,161,035 to a total of authorized 31,118,529 shares of Common Stock at $0.00001 par value.

In 2023 and 2022, the Company issued 10,012 and 30,540 shares of Common Stock, respectively, through restricted stock awards to employees and contractors. In 2023 and 2022, the Company repurchased 682,646 and 543,022 shares of common stock, respectively, at an aggregate cost of $43,019 and $10,000, respectively. As of December 31, 2023, and December 31, 2022, the Company had 11,127,631 and 11,800,265 shares of Common Stock outstanding.

Preferred Stock

In June 2022, the Company amended and restated the total number of Preferred Stock issued from 12,252,993 to a total of authorized 13,210,487 shares of Preferred Stock, $0.00001 per share. In the event of a distribution, the distribution is made first to the members holding Preferred Stocks, then to members holding any shares.

In 2022 the Company completed a $32,115,043 Series A equity raise and subsequent extension. Of the $32,115,043 total raised, $4,927,490 was received in December 2021 and the remaining $27,187,592 was received in 2022. The raise consisted of four parts.

- A general solicitation under SEC rule 506(c) which closed on January 7, 2022. The Company issued 942,778 shares of Series A Preferred Stock, raised a total of $9,846,307 and converted all outstanding SAFE notes ($2,077,090). On December 31, 2021 the company had received $4,927,490 of the $9,846,307 for 471,804 Preferred shares, and received the remaining balance in 2022.
- A Regulation Crowdfunding which closed on February 11, 2022. The Company issued 478,739 shares of Series A Preferred Stock, raising a total amount of $4,999,990 through Regulation Crowdfunding.
- A private placement under SEC rule 506(b) raise which closed on April 14, 2022. The Company issued 968,868 shares of Series A Preferred Stock, and raised a total of $10,118,790.
- A private placement under SEC rule 506(b) raise which closed on June 29, 2022. The Company issued 684,604 shares of Series A Preferred Stock, and raised a total of $7,149,956

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

As of December 31, 2023, the Company had 12,787,083 Preferred Stocks issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued SAFEs that remained outstanding at December 31, 2020 totaling $390,000. The SAFEs were automatically convertible into Preferred shares on the completion of an equity financing event. The conversion is the price per share equal to the quotient of a post-money of $50,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of all outstanding profits interest, vested increased in connection with the Qualified Financing. All of SAFEs were converted into the shares listed in the above section.

In 2021, the Company issued SAFEs totaling $1,687,119 with terms outlined below. The SAFEs were to be automatically convertible into preferred shares on the completion of an equity financing event. The conversion is the price per share equal to the quotient of a post-money valuation ranging from $50,000,000 to $200,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of all outstanding profits interest, vested increased in connection with the qualified financing. All of SAFEs were converted into the shares listed in the above section.

As of December 31, 2023 and December 31, 2022, the Company has $0 of SAFEs outstanding.

NOTE 8 – EQUITY-BASED COMPENSATION

In September 2020, the Company adopted a 2020 Equity Incentive Plan ("2020 Plan"), which replaced the company's 2019 Equity Incentive Plan, that permitted the grant or option of shares to its employees for up to 6,003,292 shares of Common Stock. As of December 31, 2021, this 2020 Plan was replaced by the 2021 Equity Incentive Plan ("2021 Plan"). The 2021 Plan permits the grant or option of shares to its employees for up to 4,161,556 shares of Common Stock. As of December 31, 2023 and December 31, 2022, 2,428,082 and 1,821,765, respectively, options or RSAs were issued and outstanding of the 2021 Plan and 22,500 options or RSAs were issued and outstanding out of the 2020 Plan. As of December 31, 2023 and December 31, 2022, 1,748,880 and 1,821,765, respectively, shares were available for issue under the 2021 Plan and 0 shares were available for issue under the 2020 Plan.

The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees, and consultants; will encourage and reward such persons' contributions to the performance of the Company; and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

Expected volatility	70%
Risk-free interest rate	1.17%, 3.625%
Dividend rate	0%
Expected term (in years)	3

LEVELS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023 and December 31, 2022 was $752,598 and $171,335, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $2,129,178 as of December 31, 2023.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 10 – LEASE

In 2022 the Company has entered operating leases for an office space Austin, Texas. The lease has a term of 24 months. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 84,467
Total Future payments	$ 84,467
Less interest	(1,562)
Present value of lease liabilities	$ 82,905
Months remaining as of December 31, 2023	9
Interest rate	5%

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 12, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.